SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No.     )*

________________________

MPM Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

553358102
(CUSIP Number)

Carbon Cycle Investments, LLC
1727 East Springfield Avenue
Spokane, WA 99202
Attention: Michael Mooney
Telephone: (509) 242-3036
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box □.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 553358102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Carbon Cycle Investments LLC EID # 27-4088755
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒ 00
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		☐
6.	Citizenship or Place of Organization: Washington State
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power: 6,000,000
		8.	Shared Voting Power:
		9.	Sole Dispositive Power: 6,000,000
		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,000,000 shares; and options to purchase an additional 3,000,000 shares at the exercise price of $0.20 per share
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):		☐
13.	Percent of Class Represented by Amount in Row (11): 60.0% of all outstanding shares (1); and 40.34% of all shares on a fully diluted, as if exercised basis (2).
14.	Type of Reporting Person (See Instructions): 00

(1)  6,000,000 shares represent 60.0% of the total number of 10,014,501 shares outstanding as of March 31, 2013.

(2)  6,000,000 shares and 3,000,000 options in the aggregate represent 40.34% of the total number of 15,079,585 shares on a fully diluted, as if exercised basis as of March 31, 2013.  This total shares number is the sum of 10,014,501 shares outstanding as of March 31, 2013, plus 5,065,084 shares for which options outstanding and unexercised as of March 31, 2013, are exercisable.

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the Common Stock, par value $.001 per share (the "Shares"), of MPM Technologies, Inc, a Washington corporation (the "Issuer").  The address of the Issuer's principal executive offices is 1727 East Springfield Avenue Spokane, WA 99202.

Item 2. Identity and Background.

This Statement on Schedule 13D is filed on behalf of Carbon Cycle Investments, LLC (the "Reporting Person"). The address of the principal office of the Reporting Person is 1727 East Springfield Avenue, Spokane, WA 99202.  During the past five years the Reporting Person has not, and, to the knowledge of the Reporting Person, none of the executive officers or directors of the Reporting Person has been, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The name, business address, citizenship and present principal occupation or employment of each director and executive officer of the Reporting Person are set forth on Annex A hereto.

Item 3. Source and Amount of Funds or Other Consideration.

On April 1, 2013, the Reporting Person acquired beneficial ownership of 6,000,000 Shares from the Issuer for the purchase price of $1,000,000.  The Reporting Person acquired these Shares pursuant to the terms and conditions of the Stock Purchase Agreement, dated February 18, 2011, by and between the Issuer and the Reporting Person (the “Stock Purchase Agreement”), as amended by the Amendment No. 1 to Stock Purchase Agreement and Various Option Agreements, dated April 11, 2012 (“Amendment No. 1”), by and between the Company and CCI, and as amended further by the Amendment No. 2 to Stock Purchase Agreement, dated February 1, 2013 (“Amendment No. 2”), by and between the Company and CCI (the Stock Purchase Agreement as amended by Amendment No. 1 and Amendment No. 2 is referred to as the “Amended Stock Purchase Agreement”).  The Reporting Person used working capital to acquire the Shares.

Item 4. Purpose of the Transaction.

The Reporting Person acquired beneficial ownership of, and currently holds the Shares for, investment for its own account.

Item 5. Interest In Securities of the Issuer.

(a) and (b)                      The Reporting Person owns 6,000,000 Shares.  Additionally, the Reporting Person owns options to purchase 3,000,000 Shares at the exercise price of $0.20 per share.  The Reporting Person’s directors and officers listed in the following table directly or indirectly beneficially own Shares as follows:

Name	Position with Reporting Person	Position with Issuer	Beneficial Ownership
Timothy King	Co-managing Member and Chief Technical Officer	Director	Beneficial owner of 17.263% membership interest in Reporting Person
Ryan Skinner	Co-managing Member and Chief Strategy Officer	Director	Beneficial owner of 17.263% membership interest in Reporting Person
Clifford Walton	Co-managing Member and Chief Strategy Officer	Director	Beneficial owner of 17.263% membership interest in Reporting Person

To the knowledge of the Reporting Person, no director or executive officer of the Reporting Person other than those listed in the table above beneficially owns any Shares.

(c)           Other than the Reporting Person’s acquisition of Shares pursuant to the Amended Stock Purchase Agreement, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of its directors or executive officers, has engaged in any transactions in the Shares during the past sixty days.

(d) and (e)                      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person intends to consider possible arrangements for members of the Reporting Person to directly own Shares.  Other than this and the Amended Stock Purchase Agreement, there are no other contracts, arrangements, understandings or relationships between the Reporting Person and any other person or entity with respect to securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

99.1 Stock Purchase Agreement, dated February 18, 2011

99.2 Amendment No. 1 to Stock Purchase Agreement and Various Option Agreements, dated April 11, 2012

99.3 Amendment No. 2 to Stock Purchase Agreement, dated February 1, 2013

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2013

Carbon Cycle Investments, LLC

By: /s/ Timothy King

Title:  Managing Member

Annex A
Names, business addresses, occupations and citizenship of directors and executive officers of the Reporting Person:

Name	Business Address	Occupation	Citizenship
Ryan Skinner	1727 E. Springfield Ave., Spokane WA 99202	Co- managing Member and Chief Strategy Officer	US Citizen
Clifford Walton	1727 E. Springfield Ave., Spokane WA 99202	Co- managing Member	US Citizen
Timothy King	1727 E. Springfield Ave., Spokane WA 99202	Co- managing Member and Chief Technical Officer	US Citizen
Michael Mooney	1727 E. Springfield Ave., Spokane WA 99202	Chief Financial Officer	US Citizen